UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2026

INMED PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39685	98-1428279
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (604) 669-7207

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	INM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On July 22, 2026, Mentari Therapeutics, Inc. issued a press release announcing the entry into the Amendment (as described in Item 8.01 of this Current Report on Form 8-K). The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the website referenced in the press release is not incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”),or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

As previously reported, on May 19, 2026, InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (the “Company” or “InMed”), Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (the “Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), entered into an Agreement and Plan of Merger and Reorganization (as amended to date, the “Merger Agreement”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) the First Merger Sub will merge with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into the Second Merger Sub, with the Second Merger Sub surviving such merger (the “Second Merger” and, together with the First Merger, the “Merger”). In connection with the Merger, and concurrently with the execution of the Merger Agreement, Mentari and certain investors (the “Original Investors”) entered into a Securities Purchase Agreement, dated as of May 19, 2026 (the “Securities Purchase Agreement”), pursuant to which the Original Investors agreed to purchase from Mentari, immediately prior to the effective time of the First Merger (the “First Effective Time”), shares of Mentari’s common stock and pre-funded warrants to purchase shares of Mentari’s common stock in a private placement (the “Pre-Closing Financing”). A form of the Securities Purchase Agreement was filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2026.

On July 22, 2026, Mentari entered into Amendment No. 1 to the Securities Purchase Agreement (the “Amendment”) with certain of the Original Investors and certain additional investors (the “New Investors”), pursuant to which they agreed to purchase, immediately prior to the First Effective Time, an aggregate of $200 million in additional shares of Mentari’s common stock (the “Additional Shares”) and/or additional pre-funded warrants to purchase shares of Mentari’s common stock (the “Additional Pre-Funded Warrants” and, together with the Additional Shares, the “Additional Securities”). The per share purchase price for the Additional Shares is equal to 152.80% of the per share purchase price applicable to the shares of Mentari’s common stock issuable to the Original Investors under the Securities Purchase Agreement, and the per warrant purchase price for the Additional Pre-Funded Warrants is equal to such per share purchase price for the Additional Shares minus $0.0001. As amended, the Pre-Closing Financing is expected to extend Mentari's cash runway into 2029 and through Phase 2a readout on each of the two PACAP-targeted lead programs, including MT-002. Additionally, it supports the clinical development of Mentari’s broader migraine prevention pipeline.

Consistent with the treatment of the other securities issued in the Pre-Closing Financing, the Additional Shares and the Additional Pre-Funded Warrants will be converted into common shares of the Company and pre-funded warrants to acquire common shares of the Company, respectively, in accordance with the terms of the Merger Agreement, at the First Effective Time. The proceeds received by Mentari in the Pre-Closing Financing, excluding proceeds from the sale of the Additional Securities and shares issuable in connection therewith, are a component of the valuation framework used to determine the exchange ratio determined under the Merger Agreement (the “Exchange Ratio”), as described in the Company’s filings with the SEC, including the Company’s Registration Statement on Form S-4 filed on July 2, 2026 and the amendment to the Merger Agreement filed on July 6, 2026. Pursuant to the Exchange Ratio formula in the Merger Agreement, upon the closing of the Merger (immediately following closing of the Pre-Closing Financing), on a pro forma basis and based upon the number of common shares of the Company expected to be issued in the Merger, pre-Merger Mentari stockholders will own approximately 98.85% of the combined company and pre-Merger InMed shareholders will own approximately 1.15% of the combined company. Following the completion of the Merger, the total shares of common stock of the combined on an as-converted / as-exercised basis is expected to be approximately 601,195,812.

Except as amended by the Amendment, the Securities Purchase Agreement remains in full force and effect. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning the Company, Mentari, the proposed Merger, the Pre-Closing Financing and related matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger and the Pre-Closing Financing (including the sale of the Additional Securities); expectations regarding the use of proceeds; the sufficiency of resources to support the advancement of Mentari’s pipeline through certain milestones and the time period over which resources will be sufficient to fund Mentari’s anticipated operations; expectations regarding the ownership structure of the combined company; and other statements that are not historical facts. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These forward-looking statements are based on current expectations and beliefs and are subject to risks and uncertainties, including risks related to the failure to obtain shareholder approval, the failure to complete the Pre-Closing Financing, the failure to satisfy other closing conditions, delays in obtaining or adverse outcomes related to required regulatory approvals, the possibility that the Merger Agreement may be terminated in accordance with its terms, the Company’s ability to maintain listing on Nasdaq, unexpected costs, charges or expenses resulting from the proposed transaction, the effect of the announcement or pendency of the proposed transaction on existing and potential business relationships, operating results and business generally, and the other risks and uncertainties described in the Company’s filings with the SEC. Actual results may differ materially from those contemplated by these forward-looking statements, and neither the Company nor Mentari undertakes any obligation to update any forward-looking statement except as required by applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for any other document that the Company may file with the SEC in connection with the proposed transaction, including the registration statement on Form S-4 (the “Form S-4”) that contains a proxy statement/prospectus and management information circular. In connection with the proposed transaction, the Company has filed and intends to file relevant materials with the SEC, including the Form S-4.

THE COMPANY URGES INVESTORS AND SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MENTARI, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the Form S-4 and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

The Company, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the Company’s directors and executive officers, including a description of their interests in the Company, is included in the Company’s most recent definitive proxy statement. Additional information regarding such persons and their interests in the proposed transaction is or will be included in the proxy statement/prospectus relating to the proposed transaction filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1*	Amendment No. 1 to Securities Purchase Agreement, dated as of July 22, 2026, by and among Mentari Therapeutics, Inc. and the investors party thereto
99.1	Press Release, issued on July 22, 2026
104	Cover Page Interactive Data File (formatted as Inline XBRL)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INMED PHARMACEUTICALS INC.
(Registrant)

Date: July 22, 2026	By:	/s/ Eric A. Adams
	Name:	Eric A. Adams
	Title:	President & CEO

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